Resignation of outside director of Shinhan Financial Group

On January 8, 2009, Mr. Pyung Joo Kim resigned from his outside director post of Shinhan Financial Group (“SFG”) for personal reasons.

After Mr. Kim leaving the board, SFG’s board of directors is comprised of 14 directors, of which 11 are outside directors.